EXHIBIT 99.9

March 16, 2021

Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2020 of FSD Pharma Inc. (the "Company") of our report dated May 3, 2019 relating to the consolidated statement of financial position of the Company as at December 31, 2018, before the effects of the adjustments to retrospectively apply the change in accounting policy described in Note 2(d) (the "Report"). We also consent to the incorporation by reference of the Report in the Registration Statement on Form F-10 (No. 333-236780) of the Company.

McGovern Hurley LLP

/s/ McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada
March 16, 2021